Shielding The World’s Infrastructure	17988 Edison Avenue Chesterfield, MO 63005 www.aegion.com

August 24, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Accounting Branch Chief

RE:                        Aegion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in your letter dated August 6, 2012 (the “Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), filed on February 28, 2012.

We have made every effort to address the observations and recommendations included in the Letter.  For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.
Throughout your discussion of results of operations, there are instances where you discuss intermediate effects without a full discussion of underlying reasons and without quantifying the impact from multiple factors. For example:

•
You attribute the increase in revenues in your Energy and Mining segment to various factors, some offsetting. In future filings, please quantify the impact of the various factors described and provide an analysis of the underlying reasons for the lull in availability of large-diameter pipe coating projects.

•
Please expand your discussion of gross profit margin in the Energy and Mining segment to clarify the underlying reasons for each of the factors described and quantify the impact. This includes the decline in the number of large diameter pipe coating projects, which is cited on page 29 as a key reason for the decrease in consolidated net income.

•	Quantify and describe the nature of material components of the increased costs to support the organization’s growth.

These are specific examples from the discussion of the Energy and Mining segment. In your future filings, please expand the discussion of all of the segments’ results of operations to discuss and analyze underlying reasons in greater detail and quantify the impact from the factors described.

Securities and Exchange Commission
Mr. Terence O’Brien
August 24, 2012

Response:
The Company advises the Staff that the Company will include in its future filings a more thorough explanation of the underlying reasons for changes in the results of operations, including quantifying material impacts to the periods presented, if applicable. This expanded disclosure will include discussion around all of our business segments.

To address the specific examples above, the Company would have provided disclosure similar to the following from the Energy and Mining section of the Form 10-K beginning on page 30 (with new language in italics):

“Revenues in our Energy and Mining segment increased by $51.0 million, or 13.3%, to $433.2 million in 2011 compared to $382.2 million in 2010. Revenues for our industrial linings operations increased $52.5 million, or 74.3%, due to strong demand for our services in its North American market, coupled with $39.1 million in international growth, particularly in Australia, while our cathodic protection operations increased by $18.7 million, or 10.3%, due to growth within our core North American operations, again due to strong market activity. Our pipe-coating operations experienced a $28.8 million, or 22.3%, decline in revenues compared to the prior year due to a lull in availability of large-diameter pipe coating projects. The mix of work in the on-shore shale gas pipelines shifted toward smaller diameter projects, where our coating operations face stronger competition from domestic pipe mills with coating capabilities, resulting in a decline in backlog. Our industrial linings operations experienced growth in all of its geographies and expanded its operations with work in the Middle East and Africa during 2011. We expect improving global markets will lead to expansion within existing geographies as well as new geographies, specifically Asia, the Middle East and North Africa, as evidenced by our recent acquisitions and joint ventures within our corrosion engineering, lining and pipe coating services operations. Additionally, this segment included $6.4 million and $2.1 million of revenues from our recent acquisition of CRTS (June 30, 2011) and Hockway (August 2, 2011), respectively.”

“Our Energy and Mining segment gross profit increased by $4.4 million, or 4.2%, to $109.8 million in 2011 compared to $105.3 million in 2010 primarily due to an $11.9 million gross profit increase in our industrial linings operations from strong commodity pricing and energy demand. Our 2011 results also include $3.7 million of gross profit from our recent acquisitions of CRTS and Hockway. Our gross profit margin declined to 25.3% compared to 27.6%, due to a change in the geographic mix of our industrial linings operations, which performed more work in South America, where margins are historically lower than other regions due to a larger percentage of non-lining work on projects. Additionally, our pipe coating operations experienced an $8.3 million, or 28.3%, decline in gross profit due to a change in the product mix in our coating operations, coupled with less large diameter onshore gas pipeline coating projects being performed than the prior year as previously discussed. We also had a number of larger international projects where margins are lower than in our core North American markets.”

“Operating expenses in our Energy and Mining segment increased by $7.1 million, or 10.8%, in 2011 compared to 2010. The primary driver behind the increase in operating expenses was a $1.6 million increase in our industrial linings operations to support the organization’s growth, specifically in new international markets primarily due to additional project management and administrative personnel in the United States and the Middle East. Additionally, this segment included $3.6 million and $0.4 million, respectively, in operating expenses from our recent CRTS and Hockway acquisitions, including $2.5 million of purchase price depreciation and amortization. As a percentage of revenues, our Energy and Mining operating expenses were 16.8% for 2011 and 17.2% for 2010. Additionally, we incurred $2.7 million and $0.8 million of acquisition-related expenses and severance costs during 2011.”

Securities and Exchange Commission
Mr. Terence O’Brien
August 24, 2012

2.
In addition to providing expanded disclosure in future filings, please provide us with supplemental information regarding the following issues in your North American Sewer and Water Rehabilitation segment:

•
Please provide us with an explanation of the project releases in the North American Sewer and Water Rehabilitation segment, including quantified information and discussion of specific projects that had a material impact.

•	Explain to us the reasons for the delays in bids in the North American Sewer and Water Rehabilitation segment and quantify the impact.
•	Provide a detailed explanation of the “other performance issues” described on page 29.

Response:
 Our North American Sewer and Water Rehabilitation segment experienced project release delays due to customer spending constraints throughout 2011, which contributed to the 13.6% drop in revenues and 40.6% drop in gross profit. In 2011, our opportunities for new jobs decreased by more than 15% due to the continued weak economy in the United States, particularly with respect to our municipal customers, as well as the loss of available spending made available through the Federal government’s infrastructure stimulus program, which expired in 2010. Municipalities tightened their spending more than anticipated after the Federal Stimulus funding ended. The federal stimulus funding favorably impacted our results in 2009 and 2010. Additionally, in 2011, municipalities tendered smaller projects with predominately small diameter scope with lower margins. The small diameter projects are the most competitive portion of our market where our competitors are very aggressive in bidding these projects. These market and competitive pressures lowered our overall margin profile for this segment beginning in the second half of 2010 and persisted throughout 2011.

During 2011, we experienced this downturn in our North American Sewer and Water Rehabilitation segment; however, there were no individual projects deemed material in terms of performance, rather the decline in this segment was more of an aggregation of the issues previously discussed. In future filings, we will disclose in our MD&A all individually significant profit adjustments, and also multiple adjustments with a common driver such that, when aggregated (if practicable), would be significant, even if there are other offsetting items that net to an insignificant overall impact.

Our North American Sewer and Water Rehabilitation segment experienced a number of “other performance issues” during the first half of 2011, which negatively impacted profitability of the segment. These issues included isolated poor project management in certain regions and failure in quality in the execution of certain projects primarily in our Atlantic region of the United States. During the second half of 2011, we implemented a number of changes in this segment in order to address these performance issues including reducing our crew sizes, enhancing our bidding discipline, re-establishing an organizational commitment to quality in execution and changes in senior management of this segment.

Liquidity and Capital Resources, page 38

3.
You disclose on page 38 that you had $23.7 million in receivables related to certain projects in India, Hong Kong, Atlanta and Louisiana. We note from page 33 of your Form 10-Q for the quarter ended June 30, 2012, the balance decreased to $17.8 million. In future filings please disclose the length of time the balance has been outstanding, amounts collected and/or written-off. Please tell us how you determined current classification was more appropriate than long-term.

Response:
The Company advises the Staff that the Company will include in its future filings the length of time the balance has been outstanding and amounts collected/written off related to receivables on certain projects in India, Hong Kong, Atlanta, Georgia and Louisiana. The new disclosure will be similar to the following:

Securities and Exchange Commission
Mr. Terence O’Brien
August 24, 2012

“As of December 31, 2011, we had approximately $23.7 million in receivables related to certain projects in India, Hong Kong, Atlanta, Georgia and Louisiana.  We are in various stages of discussions, arbitration and/or litigation with the project clients regarding such receivables. These receivables have been outstanding for various periods dating back to 2009 through 2011. As of December 31, 2011, we had not reserved or written-off any of the balances related to these receivables, as management believes that these receivables are fully collectible and a significant portion of the receivables will be collected during 2012.”

In determining the classification of these receivables, the Company considered our accounting policy for the classification of current assets and liabilities as stated in our Form 10-K (page 59), which states “The Company includes in current assets and current liabilities certain amounts realizable and payable under construction contracts that may extend beyond one year. The construction periods on projects undertaken by the Company generally range from less than one month to 24 months.” Due to management’s belief that these receivables may be settled at any point in time and a significant portion of these receivables will be collected within the next twelve months, the Company believes the current classification is more appropriate than long-term. However, the Company reviews these receivables each period and will assess each quarter whether any portion of these receivables will not be collected within the next twelve months and, if so, re-classify such portion to long-term.

During the six-month period ended June 30, 2012, we collected $3.3 million of the receivables associated with the project in Louisiana and $1.1 million of the receivables associated with the projects in India. After collection of a substantial portion of the receivable in Louisiana, the Company no longer considers that receivable to be in dispute and the remaining $1.5 million of associated receivables was removed from the calculation.  Since June 30, 2012, we have collected $0.7 million of the remaining $1.5 million of the receivable associated with the Louisiana project.

4.
You disclose on page 38 you had certain net receivables that you believe will be collected but are being disputed by the customer in some manner. In future filings please quantify the amounts being disputed.

Response:
The Company advises the Staff that it did quantify the amount being disputed in a separate paragraph of the Form 10-K on page 38 as referenced in Comment 3 of the Letter. At December 31, 2011, the amount of disputed net receivables was $23.7 million. The Company will further clarify these amounts or combine the disclosures in future filings to avoid any confusion that may arise from the separate disclosure.

Revenues, page 59

5.
Based on your response to comment 8 from our letter dated June 4, 2010, it appears that you had bill and hold sales related to your Bayou business. In your response letter dated June 25, 2010 you agreed to disclose the terms and amounts of revenues for each of the periods presented in which you had bill and hold arrangements. We note your revenue recognition policy no longer makes reference to bill and hold arrangements. Please tell us whether you still engage in bill and hold arrangements. If so, please revise future filings to quantify revenue from such arrangements in the periods presented. If material, please tell us why your disclosure has been revised to omit reference to such arrangements.

Response:
The Company advises the Staff that the Company no longer has any material bill and hold arrangements either by individual contract or in the aggregate. Accordingly, we have removed the bill and hold language from the Company’s revenue recognition policy as it is no longer material to our current operations.

Securities and Exchange Commission
Mr. Terence O’Brien
August 24, 2012

6.	In future filings please disclose whether you made revisions to your estimates that had a material effect to your results of operations. Refer to ASC 605-35-50-9 for guidance.

Response:
The Company advises the Staff that in future filings, if there are any revisions that have a material effect to our results of operations, we will include the necessary disclosures as discussed in ASC 605-30-50-9.

We will revise our revenue accounting policy in the footnotes in the revenue section under sub note 2 (page 58) and in the Management’s Discussion and Analysis section under critical accounting policies (page 41 and 42) as follows in our future filings (new language in italics):

“Revenues include construction, engineering and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known; if material, the effects of any changes in estimates are disclosed in the notes to the consolidated financial statements and in the Management’s Discussion and Analysis section of the report. When estimates indicate that a loss will be incurred on a contract, a provision for the expected loss is recorded in the period in which the loss becomes evident.”

Retainage, page 59

7.	In future filings please disclose the amounts that you expect to collect after one year and by year, if practicable.

Response:
As stated in the Form 10-K (page 59), “Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenues earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company believes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is generally collected within one year of the completion of a contract, although collection can extend beyond one year from time to time.”

Retainage presents a challenge to pinpoint an exact time in which the amount is due to the Company. The final retainage amount and due date on any given contract can differ significantly from the initial estimate of the contract due to changes in the total value of the contract and the timing in which work is completed.

As further stated in the Form 10-K (page 59), “As of December 31, 2011, retainage receivables aged greater than 365 days approximated nine percent of the total retainage balance and collectability was assessed as described in the allowance for doubtful accounts section below.” Given the impracticably of estimating the date the retainage receivable amount is due the Company has disclosed in the Form 10-K the amount that was outstanding, but not necessarily due, for greater than one year as of the reporting date. The intent of this disclosure is to give the reader of the document a sense for the amount of current retainage receivables that have been outstanding, but not necessarily due, greater than one year since its impracticable to disclose and calculate the exact release date of the retention amount. The retainage amount that is due after one year is an immaterial amount to the Company. In future filings, the Company will disclose the total amount that is due after one year and by year, when practicable, if any individual or aggregate retainage balance due after one year is material.

Securities and Exchange Commission
Mr. Terence O’Brien
August 24, 2012

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Senior Vice President and Chief Financial Officer